19

04015092

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 16 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CSA Financial Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 North Front Street
(No. and Street)

Harrisburg (City) Pa (State) 17110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wildeman a Oberock
(Name – *if individual, state last, first, middle name*)

515 South 29th Street (Address) Harrisburg (City) Pa (State) 17104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J Geier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CSA Financial Associates LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Sworn and Subscribed to before me, this 9th day of March, 2004.

Signature

President

Title

Marlene L. Enders

Notary Public

Notarial Seal
Marlene L. Enders, Notary Public
Susquehanna Twp., Dauphin County
My Commission Expires Jan. 24, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSA Financial Associates, LLC

Financial Statements

From July 16, 2003 (Date of Inception)
Through December 31, 2003

W and O

Wildeman and Obrock
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

CSA Financial Associates, LLC

Table of Contents

Wildeman and Obrock
Certified Public Accountants
A Professional Corporation
515 South 29th Street
Harrisburg, PA 17104-2104

James F. Obrock, CPA
John A. Obrock, CPA
Jack D. Cameron, CPA
Michael A. Kunisky, CPA
Thomas W. Maurer, CPA

John V. Wildeman, CPA
1961-1984

To the Equity Member of
CSA Financial Associates, LLC
3601 North Front Street
Harrisburg, PA 17110

Independent Auditors' Report

We have audited the Balance Sheet of CSA Financial Associates, LLC as of December 31, 2003, and the related Statements of Income, Changes in Member's Equity, and Cash Flows for the period July 16, 2003 (date of inception) through December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSA Financial Associates, LLC as of December 31, 2003, and the results of its operations and cash flows for the period July 16, 2003 (date of inception) through December 31, 2003 in conformity with auditing standards generally accepted in the United States of America.

Wildeman and Obrock

Harrisburg, Pennsylvania
February 28, 2004

CSA Financial Associates, LLC

Balance Sheet

December 31, 2003

Assets

Current Assets	
Cash and Cash Equivalents	$ 13,337
Accounts Receivable	293
Prepaid Expense	83
Total Assets	$ 13,713

Liabilities and Member's Equity

Liabilities, All Current	
Accounts Payable	$ 293
Member's Equity	
Common Stock	0
Paid-in Capital	12,000
Retained Earnings	1,420
Total Member's Equity	13,420
Total Liabilities and Member's Equity	$ 13,713

See Independent Auditors' Report and Accompanying Notes

CSA Financial Associates, LLC

Statement of Income

From July 16, 2003 (Date of Inception)
Through December 31, 2003

Commission Income	$ 36,298
Operating Expenses	
Commission Expense	33,793
Licenses	55
Office Expense	188
Postage	42
Registration Fees	800
Total Operating Expenses	34,878
Net Income	$ 1,420

See Independent Auditors' Report and Accompanying Notes

CSA Financial Associates, LLC

Statement of Changes in Member's Equity

From July 16, 2003 (Date of Inception)
Through December 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, Beginning	$ 0	$ 0	$ 0	$ 0
Net Income	0	0	1,420	1,420
Contribution of Capital	0	12,000	0	12,000
Balance, Ending	$ 0	$12,000	$ 1,420	$13,420

See Independent Auditors' Report and Accompanying Notes

CSA Financial Associates, LLC

Statement of Cash Flows

From July 16, 2003 (Date of Inception)
Through December 31, 2003

Cash Flows From Operating Activities	
Net Income	$ 1,420
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
(Increase) Decrease in:	
Accounts Receivable	(293)
Prepaid Expense	(83)
Increase (Decrease) in	
Accounts Payable	293
Net Cash Flows Provided by Operating Activities	1,337
Net Cash Flows From Financing Activities	
Capital Contributions	12,000
Net Increase in Cash	13,337
Cash and Cash Equivalents, Beginning	0
Cash and Cash Equivalents, Ending	$ 13,337
Supplemental Disclosures:	
Interest Paid	$ 0
Income Taxes Paid	$ 0

See Independent Auditors' Report and Accompanying Notes

CSA Financial Associates, LLC

Notes to Financial Statements

From July 16, 2003 (Date of Inception)
Through December 31, 2003

Summary of Significant Accounting Policies

Nature of Operations
CSA Financial Associates, LLC was organized in the Commonwealth of Pennsylvania on July 16, 2003. CSA Financial Associates, LLC is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934. Operations are limited to the sale of fixed and variable insurance products.

Accounting Method and Revenue Recognition
The financial statements reflect the accrual method of accounting. Revenue is recognized when earned and expenses are recognized when incurred.

Accounts Receivable and Bad Debt
The Company writes-off any accounts deemed to be uncollectible. Accounts receivable and potential bad debt at the end of the period is immaterial. Therefore, a reserve for doubtful accounts has not been established.

Income Taxes
The Company is considered a "disregarded entity" for federal and state income tax purposes. Consequently, tax liabilities are the responsibility of the Company's stockholder. Therefore, no income tax provision is reflected in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Concentration of Credit Risks

The Company primarily transacts business within Pennsylvania. Fluctuations in the economic conditions within the Commonwealth could affect the Company's ability to acquire and retain clients.

CSA Financial Associates, LLC

Notes to Financial Statements

From July 16, 2003 (Date of Inception)
Through December 31, 2003

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and prohibits the ratio of aggregated indebtedness to net capital to exceed 8 to 1 during the first twelve months of operations and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had the following net capital related information:

Net Capital	$13,337
Minimum Required Net Capital	$ 5,000
Excess Net Capital	$ 8,337
Ratio of Aggregate Indebtedness to Net Capital	.02:1

Related Party Transactions

All commissions paid for the period from July 16, 2003 (date of inception) through December 31, 2003 were paid to the Company's only equity member and totaled $33,793.

Supplementary Information

Wildeman and Obrock
Certified Public Accountants
A Professional Corporation
515 South 29th Street
Harrisburg, PA 17104-2104

James F. Obrock, CPA
John A. Obrock, CPA
Jack D. Cameron, CPA
Michael A. Kunisky, CPA
Thomas W. Maurer, CPA
John V. Wildeman, CPA
1961-1984

Independent Auditors' Report on Supplementary
Information Required by Rule 17a-5 of the
Securities and Exchange Commission

To the Equity Member of
CSA Financial Associates, LLC
3601 North Front Street
Harrisburg, PA 17110

We have audited the accompanying financial statements of CSA Financial Associates, LLC as of December 31, 2003 and for the period July 16, 2003 (date of inception) through December 31, 2003, and have issued our report thereon dated February 28, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wildeman and Obrock

Harrisburg, Pennsylvania
February 28, 2004

Members of the American
and Pennsylvania Institutes
of Certified Public Accountants

W and O

Phone (717) 561-0820
Fax (717) 561-0826
www.wildemanandobrock.com

CSA Financial Associates, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2003

Computation of Net Capital	
Stockholder's Equity	$ 13,420
Non-allowable Asset, Prepaid Expenses	(83)
Net Capital	$ 13,337
Computation of Aggregate Indebtedness	
Accounts Payable	$ 293
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required is the Greater of...	
Aggregated Indebtedness x 6-2/3 % or	$ 20
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	
Net Capital	$ 13,337
Less: Minimum Dollar Net Capital Requirement	(5,000)
Excess Net Capital	$ 8,337
Excess Net Capital at 1,000%	
Net Capital	$ 13,337
Less: Aggregate Indebtedness x 10%	(29)
Excess Net Capital at 1,000%	$ 13,308
Ratio of Aggregate Indebtedness to Net Capital	.02:1
Reconciliation with Company's Computation	
Net Capital included in Part IIA of Form X-17A-5 as of December 31, 2003	$ 13,337
Adjustment	0
Net Capital as Stated Above	$ 13,337

See Independent Auditors' Report on Supplementary Information

Wildeman and Obrock
Certified Public Accountants
A Professional Corporation
----
515 South 29th Street
Harrisburg, PA 17104-2104

James F. Obrock, CPA
John A. Obrock, CPA
Jack D. Cameron, CPA
Michael A. Kunisky, CPA
Thomas W. Maurer, CPA

John V. Wildeman, CPA
1961-1984

Independent Auditors' Report on Internal Control

To the Equity Member of
CSA Financial Associates, LLC
3601 North Front Street
Harrisburg, PA 17110

In planning and performing our audit of the financial statements of CSA Financial Associates, LLC for the period July 16, 2003 (date of inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members of the American
and Pennsylvania Institutes
of Certified Public Accountants

W and O

Phone (717) 561-0820
Fax (717) 561-0826
www.wildemanandobrock.com

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based upon this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wildeman and Ohrel

Harrisburg, Pennsylvania
February 28, 2004

Wildeman and Obrock
Certified Public Accountants
A Professional Corporation
515 South 29th Street
Harrisburg, PA 17104-2104

James F. Obrock, CPA
John A. Obrock, CPA
Jack D. Cameron, CPA
Michael A. Kunisky, CPA
Thomas W. Maurer, CPA
John V. Wildeman, CPA
1961-1984

Independent Auditors' Report on Exemption from Provision for Determination of Reserve Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3

To the Equity Member of
CSA Financial Associates, LLC
3601 North Front Street
Harrisburg, PA 17110

Pursuant to our audit of the financial statements of CSA Financial Associates, LLC as of December 31, 2003 and for the period July 16, 2003 (date of inception) through December 31, 2003, we applied additional procedures regarding the Company's compliance with maintaining required customer reserves pursuant to Securities and Exchange Commission Rule l5c3-3.

Management believes that the Company is exempt for the provisions and requirements of 15c3-3 under paragraph (k)(1) of that rule. Transactions are limited to the sale of fixed and variable annuities. The Company does not carry security accounts for customers or perform custodial functions relating to custodial securities.

In conducting our audit in accordance with auditing standards generally accepted in the United States of America, including supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, we noted no instances of noncompliance with the exemption from provisions identified in paragraph (k)(1) of Rule 15c3-3.

Wildeman and Obrock

Harrisburg, Pennsylvania
February 28, 2004

Members of the American
and Pennsylvania Institutes
of Certified Public Accountants

W and O

Phone (717) 561-0820
Fax (717) 561-0826
www.wildemanandobrock.com